UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. announced today positive interim 12 month safety results from its novel and proprietary Vascular WrapTM paclitaxel-eluting mesh trial presented at the VEITHsymposium™ in New York. This European first-in-man pilot study is designed to evaluate the safety of a novel and proprietary drug-loaded Vascular Wrap in the prevention of stenosis after peripheral bypass surgery.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: November 17, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

         Thursday November 17, 2005

ANGIOTECH ANNOUNCES POSITIVE INTERIM SAFETY DATA

WITH VASCULAR WRAP™ AT ONE YEAR

VANCOUVER, BC, November 17th, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced positive interim 12 month safety results from its novel and proprietary Vascular WrapTM paclitaxel-eluting mesh trial presented at the VEITHsymposium™ in New York. This European first-in-man pilot study is designed to evaluate the safety of a novel and proprietary drug-loaded Vascular Wrap in the prevention of stenosis after peripheral bypass surgery.

This single-blind study enrolled a total of 109 patients at nine clinical centers in Europe as well as the Dutch Antilles and randomized patients with peripheral vascular disease in a 2:1 fashion. The treatment arm enrolled patients with a synthetic bypass graft plus the Vascular Wrap™ paclitaxel-eluting mesh and the control arm enrolled patients with a synthetic bypass graft alone.  The primary endpoint of the study was safety.  The assessment at twelve months indicated that the Vascular Wrap™ was safe in this high risk patient population.  Patients will continue to be monitored at 18 months and 24 months to ensure safety of the product.

Selected Interim Analysis	ABK Treatment Arm (N=51)	ABK Control (N=33)
Mortality	0.0% (N=0)	9.1% (N=3)
Amputation	3.9% (N=2)	12.1% (N=4)

“These data show that the Vascular Wrap product is safe at twelve months in very challenging patients with peripheral artery disease,” said Rui L. Avelar, MD, Senior Vice President of Medical Affairs and Communications at Angiotech. “With the support of this safety data, we look forward to initiating our upcoming pivotal clinical trial, which will deploy our Vascular Wrap™ and our newly acquired Lifespan® ePTFE vascular graft product line in the first ever application of our pioneering paclitaxel technology to treat restenosis in vascular surgery.”

The Vascular WrapTM is applied to the anastomosis site of a synthetic bypass graft and delivers drug to the blood vessel wall in a targeted manner to prevent or reduce the stenosis (narrowing of the blood vessel) that typically follows this type of surgery. If successful, the Vascular Wrap™ could potentially be used in peripheral graft procedures to prolong the life of grafts and expand the possible application into other high demand indications with no real solutions, such as AV anastomosis used for dialysis.

Peripheral arterial disease, or PAD, is a common problem in the United States with over twenty million Americans suffering from poor blood flow to the legs. PAD is a common circulation problem that can result from such things as smoking, genetics, diabetes, and inactivity. The arteries that carry blood to the legs or arms become narrowed or clogged, preventing or hampering blood flow to vital structures such as muscles and nerves. These patients suffer from spectrum of symptoms ranging from pain with walking to being wheel chair dependant and severe cases may require amputation. Grafts, which may be either synthetic or a vein from a patient’s own body, are used to “bypass” these blockages. At present, there are over 250,000 peripheral bypass procedures performed per year in the United States alone. Failure rates can be as high as 50% by one year in these grafts, principally due to car formation at the bypass connection.

Aside from the peripheral vasculature, future applications of the Vascular Wrap™ paclitaxel-eluting mesh may potentially serve a role with hemodialysis patients of which there are roughly 380,000 in the U.S.  Hemodialysis is a medical procedure that is used to remove the waste and toxins from the blood when kidneys have failed.  During standard hemodialysis, blood is directed through a tube in the forearm to a dialysis machine.  The blood that is drawn from and returned to the body during dialysis must be accessed through a special vehicle because it is done so frequently.  There are 2 primary means of access that are commonly used:  1) Fistula and 2) Graft.  These two access areas can fail even more frequently than peripheral grafts and may benefit from use of the Vascular Wrap™ product.  Angiotech is aiming to initiate a clinical trial in the U.S. in 2006 looking at using the Vascular Wrap™ for A-V access.

About VEITHsymposium™: Now in its fourth decade, VEITHsymposium™ has been the epicenter of physician education for the global vascular community. This international congress attracts over 2,500 thought leaders in the field. More than 250 international clinician/educators present the latest topics, advances and data and then validate these concepts through the dynamic interactive faculty/audience exchange that ends each session.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Colleen Beauregard, Waggener Edstrom Bioscience, (503) 443-7863,

Email: colleenb@wagged.com